Exhibit 99.1

X Financial to Hold Annual General Meeting on November 29, 2019

SHENZHEN, China, October 11, 2019 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced that it will hold its 2019 annual general meeting of shareholders at its offices at 4/F, South Block, Daheng Tech Building, No.3 Suzhou St., Haidian District, Beijing, China on November 29, 2019 at 10:00 a.m., Beijing Time.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders of record and beneficial owners of the Company’s American depositary shares (the “ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on October 24, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the Securities and Exchange Commission (the “SEC”) on April 25, 2019. The annual report can be accessed on the Company’s investor relations website at http://ir.xiaoyinggroup.com as well as the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company by emailing X Financial Investor Relations at ir@xiaoying.com.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

For more information, please visit: http://ir.xiaoyinggroup.com.

For more information, please contact:

X Financial
Ms. Jennifer Zhang
E-mail: ir@xiaoying.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com